Exhibit 99.2

GRAVITY REPORTS CONSOLIDATED FINANCIAL RESULTS FOR 2012

SEOUL, South Korea, March 27, 2013 — GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity’” or the “Company’”), an online game developer and publisher based in South Korea, announces its consolidated financial results for the fiscal year ended December 31, 2012, prepared in accordance with Accounting Standards for Non-Public Entities in Korea. The consolidated subsidiary as of December 31, 2011 and as of December 2012 is NeoCyon, Inc. The other subsidiaries of the Company are not subject to consolidation under Enforcement Decree of the Act on External Audit of Stock Companies of Korea and are accounted for as equity method investments. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues

Revenues for 2012 were KRW 51,951 million (US$ 48,861 thousand), representing a 9.1% increase from KRW 47,626 million for 2011.

Royalties and licensing fees revenue for 2012 was KRW 31,211 million (US$ 29,355 thousand), representing a 6.5% decrease from KRW 33,384 million for 2011. This decrease primarily resulted from decreased revenues from Ragnarok Online in Japan, Taiwan, Hong Kong and Macau.

Subscription revenue increased by 14.1% to KRW 5,438 million (US$ 5,114 thousand) for 2012 from KRW 4,766 million for 2011. The increase resulted mainly from revenues from Finding Neverland Online, which was commercially launched in Korea in January 2012.

Mobile game revenue for 2012 was KRW 11,423 million (US$ 10,744 thousand), representing a 32.4% increase from KRW 8,628 million for 2011. The increase was primarily driven by revenues from Ragnarok Online—Uprising: Valkyrie, which was released in Korea in May 2012.

Character merchandising and other revenue was KRW 3,879 million (US$ 3,648 thousand) for the 2012, representing a 357.4% increase from KRW 848 million in 2011. The increase was mostly driven by revenues from Ragnarok Odyssey, an action game on PS Vita platform, which was commercially released in Japan, Korea, China, the United States and Canada, and Europe during 2012, as well as sales of goods related to mobile phones.

Cost of revenues was KRW 28,671 million (US$ 26,966 thousand) for 2012, representing a 73.3% increase from KRW 16,543 million for 2011. The increase in cost of revenues was mainly attributable to increase in amortization on intangible assets and in salaries resulting primarily from the commercial launch of Ragnarok Online II in March 2012, and increase in commission paid related to the commercial launch of Ragnarok Online—Uprising: Valkyrie and Finding Neverland Online.

As a result of the foregoing factors, gross profit for 2012 was KRW 23,280 million (US$ 21,895 thousand), representing a 25.1% decrease from KRW 31,083 million for 2011. The gross profit ratio decreased to 44.8% in 2012 from 65.3% in 2011.

Selling, General & Administrative Expenses (“SG&A”)

The Company’s total SG&A increased 4.2% to KRW 22,552 million (US$ 21,210 thousand) for 2012 compared with KRW 21,643 million for 2011. This increase in SG&A was mostly attributed to increased advertising expenses mainly due to marketing expenses for Finding Neverland Online and Ragnarok Online II and by increased R&D expenses for developing mainly for mobile games.

Based on the foregoing factors, the Company’s operating income for 2012 was KRW 728 million (US$ 685 thousand), representing a 92.3% decrease from KRW 9,440 million for 2011.

Non-operating Income and Non-operating Expenses

Non-operating income for 2012 was KRW 3,515 million (US$ 3,306 thousand) compared with KRW 4,549 million in 2011 representing a 22.7% decrease, which was primarily due to decreased foreign currency income resulting from the appreciation of the Korean Won against the Japanese Yen and the U.S. dollar during 2012.

Non-operating expenses for 2012 were KRW 15,491 million (US$ 14,570 thousand), a 162.2% increase from KRW 5,909 million in 2011, which was due primarily to increased impairment loss on equity method investments related to Gravity Games Corporation. As the estimated recoverable amount from investment securities related to Gravity Games Corporation was less than the book value of the assets in 2012, the difference was recognized as an impairment loss on equity investments.

Loss before income tax for 2012 was KRW 11,248 million (US$ 10,579 thousand), compared with income before income tax of KRW 8,080 million in 2011.

Gravity recorded a net loss of KRW 14,229 million (US$ 13,383 thousand) for 2012 compared with a net income of KRW 14,735 million for 2011.

The balance of cash and cash equivalents and short-term financial instruments was KRW 52,968 million (US$ 49,818 thousand) as of December 31, 2012.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,063.24 to US$1.00, the noon buying rate in effect on December 31, 2012 as quoted by the Federal Reserve Bank of New York.